# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YYForce Inc., CIK 0001985337
CUSIP: G9888Q129
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 Paya Lebar Road #09-13 to 17, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0002148796
Persons authorized to receive notices and communications: Yinan Ren, BLK 207A WOODLEIGH LINK #08-209, SINGAPORE, Singapore (U0), 361207, 65 8982 2110

## Reporting persons
- Yinan Ren (CIK 0002148796): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 3,937,379; shared voting power 0; sole dispositive power 3,937,379; shared dispositive power 0; aggregate amount beneficially owned 3,937,379 (50.24% of the class)
  Comment: Explanatory Note
  
  This Amendment No. 2 to Schedule 13D hereby (this "Amendment") amends the Schedule 13D/A filed with the Securities and Exchange Commission on August 12, 2026 (the "Original Schedule 13D") by Yinan Ren (the "Reporting Person") with respect to Class A ordinary shares ("Class A Ordinary Shares"), each with no par value, of YYForce Inc., a British Virgin Islands corporation.
  
  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YYForce Inc.
Address of issuer's principal executive offices: 60 Paya Lebar Road #09-13 to 17, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

On August 3, 2026, the Reporting Person, as Vendor, and the Issuer, as Purchaser, entered into a Sale and Purchase Agreement (the "Agreement") relating to the sale and purchase of 66,500 ordinary shares, representing ninety-five percent (95%) of the issued and paid-up share capital of Xtreme Solution Pte. Ltd., a company incorporated in Singapore (the "Target"). The aggregate consideration payable to the Reporting Person under the Agreement is Singapore $4,500,000, of which S$900,000 is payable in cash and S$3,600,000 is to be satisfied by the allotment and issue of Class A ordinary shares of the Issuer. In satisfaction of the S$3,600,000 share portion of the consideration, the Issuer allotted and issued 3,787,379 Class A ordinary shares to the Reporting Person on August 3, 2026, at an issue price of USD 0.7404 per share.

The aggregate purchase price of the 150,000 shares of Class A ordinary shares of the Issuer were purchased directly by the Reporting Person with personal fund in open market on November 9, 2026. The average purchase price is USD 0.09476828 per share and the total transaction amount: USD 14,215.24 is approximately $434,720, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the 3,787,379 Class A Ordinary Shares reported herein as partial satisfaction of the consideration payable to the Reporting Person under the Agreement in respect of the sale of the Reporting Person's shares in the Target.

The Reporting Person acquired the 150,000 Class A Ordinary Shares reported herein for investment purposes, using personal funds.

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D. However, the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person intends to review from time to time its investment in the Issuer and its business affairs, financial position, performance, and other investment considerations. The Reporting Person may, from time to time, engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer, and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospectus and the Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Class A Ordinary Shares beneficially owned:

Yinan Ren 3,937,379 shares

Percent of class:

Yinan Ren 50.24%

Based upon 7,836,734 Class A Ordinary Shares of the Issuer outstanding as of October 5, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on October 5, 2026.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Yinan Ren 3,937,379 shares

(ii) Shared power to vote or to direct the vote:

Yinan Ren 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Yinan Ren 3,937,379 shares

(iv) Shared power to dispose or to direct the disposition of:

Yinan Ren 0 shares
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Class A Ordinary Shares beneficially owned:

Yinan Ren 3,937,379 shares

Percent of class:

Yinan Ren 50.24%

Based upon 7,836,734 Class A Ordinary Shares of the Issuer outstanding as of October 5, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on October 5, 2026.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Yinan Ren 3,937,379 shares

(ii) Shared power to vote or to direct the vote:

Yinan Ren 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Yinan Ren 3,937,379 shares

(iv) Shared power to dispose or to direct the disposition of:

Yinan Ren 0 shares
Transactions in the class effected during the past sixty days: Except as reported in this Amendment, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Yinan Ren: /s/ Yinan Ren, Yinan Ren (11/10/2026)